

Mail Stop 3561

September 14, 2015

Woods Staton
Chief Executive Officer
Arcos Dorados Holdings Inc.
Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina

> **Re:** **Arcos Dorados Holdings Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 29, 2015**
> **File No. 001-35129**

Dear Mr. Staton:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure